  EXHIBIT 99.1

News for Immediate Release

Electrovaya Commences Factory Acceptance Testing of Cell Manufacturing Line for Jamestown Cell Manufacturing Facility

Extensive testing and training process will involve approximately 10 Electrovaya staff members responsible for key Jamestown cell manufacturing operations.

TORONTO, Ontario – August 24, 2026 – Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq:ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, is proud to announce the commencement of its Factory Acceptance Testing (FAT) for its automated lithium-ion cell assembly and formation equipment at the equipment manufacturing site.

A team of Electrovaya employees is now onsite to work alongside the equipment manufacturer during the commissioning and validation phase.

The program will focus on commissioning and validating the cell assembly and formation equipment using production grade cell manufacturing materials, including the Company’s proprietary ceramic separators, to assess equipment functionality, process performance, repeatability, and overall readiness for production.

“Running our own team through this validation alongside the equipment manufacturer is an important part of preparing for a smooth startup in Jamestown,” said Dr. Raj DasGupta, CEO of Electrovaya. “The people qualifying the equipment today are the same people who will support its operation in New York. That continuity, combined with testing using our actual production materials and processes, should help shorten the transition from equipment installation to production readiness.”

The FAT program is expected to be completed by early October 2026, following which the equipment is expected to be shipped to Electrovaya’s Jamestown, New York manufacturing facility for installation and subsequent site acceptance and commissioning activities.

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For more information, please contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements including with respect to the expectation that Electrovaya’s Jamestown operations and cell assembly equipment will operate to the Company’s expectations, conclude on schedule and provide other benefits and opportunities including but not limited to potential adoption of Electrovaya’s products and technology in new applications such as AI data centers and mission-critical energy infrastructure,  and the eligibility for Production Tax Credits like 45X under the BBBA or other incentives. Such forward-looking statements can generally be identified by the use of words such as “may,” “will,” “could,” “should,” “would,” “likely,” “possible,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “plan,” “objective,” “seed,” “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to new technologies, products and production roadmaps, and aggregate sales are based on an assumption that the Company’s customers and users, including Amazon, will collaborate on development of and deploy its products in accordance with communicated intentions. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labor shortages, supply chain constraints, and end users’ demand for and use of products, which effects are not predictable. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2025 under “Risk Factors,” and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative and Quantitative Disclosures about Risk and Uncertainties,” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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